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                              July 27, 2021

       Shiong Han Wee
       Chief Financial Officer
       WECONNECT Tech International, Inc.
       25, Jln Puteri 7/15
       Bandar Puteri, 47100 Puchong
       Selangor, Malaysia

                                                        Re: WECONNECT Tech
International, Inc.
                                                            Form 10-K for the
Fiscal Year Ended July 30, 2020
                                                            Filed June 7, 2021
                                                            File No. 000-52879

       Dear Mr. Wee:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the period ended July 30, 2020

       Report of Independent Registered Public Accounting Firm, page F-1

   1. Note 5 of the notes to the financial statements discloses a going concern and page 6 refers to a going concern
opinion of the auditor. However, the audit report of Olayinka Oyebola
                                                        & Co. does not include
a going concern paragraph. Please have your auditors explain to us their consideration
of PCAOB Auditing Standards 2415 regarding their conclusion
                                                        about the company's
ability to continue as a going concern.

   2. We note the July 31, 2019 financial statements were audited by Total Asia Associates
                                                        PLT. We also note
exhibit 23 references inclusion of the report of these
                                                        auditors; however, we
are unable to locate the report in the filing. Please amend the filing to include the audit
report of Total Asia Associates PLT.
 Shiong Han Wee
WECONNECT Tech International, Inc.
July 27, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameShiong Han Wee                          Sincerely,
Comapany NameWECONNECT Tech International, Inc.
                                                          Division of
Corporation Finance
July 27, 2021 Page 2                                      Office of Trade &
Services
FirstName LastName